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FOR IMMEDIATE RELEASE                                              5 August 2004


                                       WPP

                       WPP, AGB and Nielsen Media Research
                   to create international TV ratings company

WPP ("WPP Group plc") announces that Kantar, its information, insight and consultancy division, has conditionally agreed with VNU to form a 50/50 joint venture, combining the AGB Group ("AGB") and the non-US television audience measurement services of Nielsen Media Research.

The joint venture, which will operate under the brand name AGB Nielsen Media Research, will offer television ratings in 30 countries across the Americas, Western and Eastern Europe, Asia Pacific and the Middle East including Australia, Belgium, China, Hungary, Hong Kong, Indonesia, Ireland, Italy, Korea, Lebanon, Philippines, Singapore, South Africa, Sweden, Taiwan, Thailand, Turkey, the Ukraine and the United Kingdom.

The joint venture will employ approximately 1800 professionals. The board of directors will contain equal representation from Kantar and VNU and will include Eric Salama (CEO of Kantar) and Michael P Connors (VNU Media Measurement & Information Chairman and CEO).

AGB had revenues of Euro 71.9 million for the year ended 31 December 2003 and net assets of Euro 22.3 million at that date.

The joint venture further strengthens WPP's media research activities through the operations of its Kantar businesses.

For further information, please contact:
Feona McEwan, WPP London
44-20 7408 2204

Richard Oldworth, Buchanan Communications
44-20 7466 5000

www.wpp.com


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